[DECHERT LETTERHEAD]

December 5, 2014

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company
File Nos. 002-71299 and 811-3153

Dear Sir or Madam:

Transmitted herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 205 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment contains four prospectuses and three statements of additional information, and is being filed in connection with the Trust’s annual update of its Registration Statement to update certain financial information and make other changes to the Trust’s disclosure documents.

Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing. Please contact me at (617) 728-7139 or John V. O’Hanlon, Esq. at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Leah Cry
Leah Cry

cc:	John V. O’Hanlon, Esq.
Mary Beth Rhoden Albaneze, Esq.